

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Jeffrey Frelick
Chief Executive Officer
Bone Biologics Corporation
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

   Re: Bone Biologics Corporation
    Registration Statement on Form S-1
    Filed September 23, 2022
    File No. 333-267588

Dear Mr. Frelick:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tyler Howes at 202-551-3370 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: David Ficksman, Esq.